Exhibit 2.1

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of December 20, 2007, is by and among Gerdau S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Parent”), Gerdau Delaware, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Quanex Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company are parties to an Agreement and Plan of Merger dated November 18, 2007 (the “Original Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company;

WHEREAS, Parent, Merger Sub and the Company desire to amend the terms of the Original Agreement as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements of the parties set forth in this Amendment, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendments. Parent, Merger Sub and the Company agree to the following amendments to the Original Agreement:

(a) The second WHEREAS clause in the Recitals of the Original Agreement shall be replaced in its entirety by the following two WHEREAS clauses:

“WHEREAS, immediately prior to and in connection with the Merger, the Company will spin off to its shareholders (the “Spin-Off”) its businesses involving the manufacture and sale of aluminum sheet and engineered materials and components primarily used in the United States building products market (the “Building Products Business”) as a newly-formed Delaware entity (“Spinco”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Spin-Off and the Merger be treated as an integrated transaction in redemption and disposition of the  shares of the Company Common Stock; and”

(b) Section 6.11 of the Original Agreement is hereby amended by adding a new subsection (g) as follows:

“(g) If the Merger is consummated, the Spin-Off will be effected such that the Spinco Equity (as defined in the Distribution Agreement) to be distributed in the Spin-Off and the Merger Consideration are distributed or paid, as the case may be, to the same holders of Shares. For federal income Tax purposes, it is intended that, and the parties hereto shall treat, the Spin-Off and the Merger as an integrated transaction in redemption and disposition of the Shares.”

2. Original Agreement Continues. Other than as amended by this Amendment, the Original Agreement shall continue in full force and effect.

3. Miscellaneous. Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Original Agreement. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment. This Amendment shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to conflicts of law principles thereof. This Amendment may be executed by in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

GERDAU S.A.

By: /s/ Osvaldo Burgos Schirmer
Osvaldo Burgos Schirmer
Executive Vice President
and Chief Financial Officer

GERDAU DELAWARE, INC.

By: /s/ Osvaldo Burgos Schirmer
Osvaldo Burgos Schirmer
Executive Vice President
and Chief Financial Officer

QUANEX CORPORATION

By: /s/ Raymond A. Jean
Raymond A. Jean
Chairman and Chief Executive Officer